

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

November 4, 2015

Mr. Brian Stafford
Chief Executive Officer
Diligent Corporation
1385 Broadway, 19th Floor
New York, NY 10018

   Re: **Diligent Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2014
      Filed March 6, 2015
      File No. 0-53205

Dear Mr. Stafford:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kathleen Collins

          Kathleen Collins
          Accounting Branch Chief
          Office of Information Technologies
          and Services